                         SIMPSON THACHER & BARTLETT LLP
                             ("CHINESE CHARACTERS")

                                AMERICAN LAWYERS
                             ICBC TOWER, 7(TH) FLOOR
                                  3 GARDEN ROAD
                                    HONG KONG
                                 (852) 2514-7600

                                      ---

                           FACSIMILE: (852) 2869-7694

DIRECT DIAL NUMBER                                                E-MAIL ADDRESS
011-852-2514-7660                                             dfertig@stblaw.com


                                                               November 23, 2005


                 Re: SILICONWARE PRECISION INDUSTRIES CO., LTD.
                     FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004 FILE NO. 000-30702

Ms. Michele Gohlke
Branch Chief
Ms. Tara Harkins
Staff Accountant
Mr. Kevin Vaughn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Office 3536
Washington, D.C. 20549

Dear Ms. Gohlke, Ms. Harkins, and Mr. Vaughn:

     On behalf of Siliconware Precision Industries Co., Ltd. (the "COMPANY"), set forth below are the Company's responses to the comment letter of the U.S. Securities and Exchange Commission dated September 23, 2005 (the "COMMENT LETTER") with respect to the above-referenced annual report on Form 20-F (the "FORM 20-F"). Please note that the addressee of the Comment Letter, Mr. Wen Chung Lin, has retired from the Company. The Company's new Chief Financial Officer is Ms. Eva Chen.

     For your convenience, we have reproduced the comments from the Commission's staff (the "STAFF") in the order provided followed by the Company's corresponding response.

Form 20-F for the year ended December 31, 2004
Operating and Financial Review and Prospects, page 34
Summary of Unaudited Historical Quarterly Results of Operations, page 44

1. In future filings, when presenting selected quarterly financial data, please revise to fully comply with Item 302 of Regulation S-K.

     The Company duly notes the Staff's comment. The Company advises the Staff that subsequent to the Company's initial public offering, it has presented quarterly financial data in the form presented in the Company's annual report on Form 20-F. As a foreign private issuer, the Company submits that it need not comply with the requirements of Item 302, and accordingly, in future filings the Company does not intend to include quarterly financial data. To the extent that the Company chooses to include quarterly financial data in its future annual reports, the Company undertakes to comply with the provisions of Item 302.


Item 15, Controls and Procedures, page 79

2. We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are effective "except as disclosed in the following paragraphs below." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please tell us and revised your future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Otherwise, you can state that given the identified matters, your disclosure controls and procedures are not effective.

     The Company respectfully submits that, in considering the effectiveness of the Company's disclosure controls and procedures, the Company and its chief executive officer and chief financial officer have taken into account the areas in which it is attempting to strengthen its disclosure controls and procedures, including the weaknesses identified by the Company's independent auditors. Based on this assessment, including consideration of the identified matters, the Company's chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures are effective. The Company will revise its future filings to this effect (taking into account any potential changes in circumstances that may occur between now and the time of any future filings). The Company also refers the Staff to its response to Comment #4 below, which details the actions the Company has taken to remedy the identified weaknesses. As noted in that response, the Company believes that the deficiencies identified by its independent auditors have been remedied as of the date hereof.

3. We note the language that appears after the word "effective" does not fully comply with the definition of disclosure controls and procedures as contained in Rule 13a-15(e) of the Exchange Act. Please revise your future filings to remove this language. Alternatively, if you elect to retain the language appearing after the world "effective," please revise your future filings to ensure the language complies with the definition of disclosure controls and procedures contained in Rule 13a-15(e) of the Exchange Act.

     The Staff's comment is duly noted. The Company will delete the non-compliant language in its future filings with the Commission.

4. Tell us and revise your future filings to disclose in detail the nature of the weaknesses identified in your disclosure. Within your discussion, clarify whether the weaknesses are material weaknesses as defined by AU
     Section 325. Disclose when the weaknesses were identified, by whom it was identified and when the weaknesses first began. Include the specific steps that the company has taken, if any, to remediate the weaknesses and disclose whether the company believes that the weaknesses still exists at the end of the period covered by the report.

     In May 2005, the Company's independent auditors, PricewaterhouseCoopers ("PwC"), notified the Company's Board of Directors of certain reportable conditions (as defined in AU Section 325) in the Company's internal controls that PwC had identified in connection with PwC's audit of the Company's consolidated financial statements for the year ended December 31, 2004. In particular, PwC noted:

(1) Following the Company's adoption of a new application controls system in late 2002, the Company's corresponding system controls policy (specifically, the policy relating to its inventory cost program) was not updated to reflect the new controls that were put in place, resulting in an inconsistency between the policy and actual operations;

(2) Historically, the Company lacked appropriate documentation for or retention of certain customer transaction data for the purpose of verifying the Company's revenue recognition practices; and

(3) Beginning in 2004, the Company failed to accurately maintain certain records of certain repaid loans.

     Nevertheless, PwC did not identity these reportable conditions as material weaknesses (as defined by AU Section 325). In response to PwC's findings, the Company's senior management, under the supervision of the Board of Directors, made a further evaluation and undertook steps to strengthen the Company's controls and procedures as necessary to resolve the reportable conditions identified by PwC. The Company's management promptly responded to the independent auditors' findings by implementing the following remedial measures:

(1) Updating the Company's program development policies to accurately reflect the inventory cost program development controls that the Company implements. These updates and revisions were completed in July 2005.

(2) Declaring the revenue recognition policies of the Company on its quotations to customers and enhancing its system for retaining related written records. These new procedures were in place in the third quarter of 2005.

(3) Correcting the records of loan repayments. In February 2005, the Company completed correction of the recording of the repayment of loans.

     The Company believes that the measures it has taken since these reportable conditions were identified by PwC have resolved these conditions. However, the Company's independent auditors have not yet verified the Company's responses to the reportable conditions as audit of the Company's financial statement for the year ending December 31, 2005 has not yet been conducted.


Notes to Consolidated Financial Statements, page F-13
Note 28: U.S. GAAP Reconciliation, page F-47
General

5. We note that you present "recovery of loss on obsolescence and decline in market value of inventory" within your statement of cash flows on page F-9 and that you do not disclose this as a reconciling item within your ROC GAAP to U.S. GAAP reconciliation. Tell us and revise your future filings to disclose what events cause you to record a recover of loss on obsolescence and decline in market value. Tell us how your U.S. GAAP accounting policies comply with SAB Topic 5BB.

     The Company evaluates its inventory based on the lower of cost or market value. Inventory written down to lower of cost or market is carried at the new cost basis and the amount will not be restored unless the inventory is sold or disposed. The Company believes these policies comply with SAB Topic 5BB. Based on this policy, in 2002, the Company identified certain inventories with a net realizable value lower than cost and, accordingly, made provisions against these inventories. Since 2003, the Company has disposed of or sold these particular inventories. As a result, excess provisions were reversed and reported as a recovery of loss on obsolescence in both 2003 and 2004.

6. We see your disclosures on page F-16 and F-25 regarding your convertible bonds. We note that each of the two sets of Euro convertible bonds contain premium put options whereby the holder may redeem the bonds at certain dates for a premium over par value. We further note that if the put option expires unexercised, the holder is only entitled to receive par value at the maturity date. We also note that there are also conversion terms associated with each of the two sets of Euro convertible bonds. Your ROC GAAP accounting policy indicates that you recognize the excess of the stated redemption price and the par value as interest expense and compensation interest payable using the effective interest method during the period from the issuance date the last redemption date. Following the latest redemption date, for any redemption rights that have not been exercised, you amortize the remaining compensation interest payable through the maturity date using the effective interest method. Finally, we note there are no items relating to this debt on your US GAAP reconciliation. Please respond to the following questions:

     o Based on your disclosures beginning on page F-25, it appears that the maturity date and the latest redemption date are essentially the same for both sets of Euro convertible bonds. Please tell us the maturity dates for each of the outstanding sets of Euro convertible bonds and clarify your disclosures in future filings to clearly state the maturity dates for all outstanding debt.

     o Tell us how your accounting under U.S. GAAP differs from your accounting under ROC GAAP and explain why you did not present a reconciling item to reflect that difference. Tell us the amount of any adjustments not presented and revise future filings to disclose your accounting policy under U.S. GAAP.

     o Otherwise, explain how the accounting you describe under ROC GAAP is consistent with U.S. GAAP.

     o Tell us how your U.S. GAAP accounting for the embedded put option together with the conversion terms complies with the provisions of paragraphs 12-13 of SFAS 133, as amended, EITF 85-29 and paragraphs 3(a)(2) and 7(a) of FIN 45.

     o Tell us and revise your future filings to disclose how your accounting for the conversion features of these bonds under U.S. GAAP complies with the provisions of EITF 98-5 and EITF 00-27. Please address how your accounting considers the contingencies relating to the conversion features.

     o    Maturity dates for each outstanding Euro convertible bond:

          Two five-year Euro convertible bonds issued by the Company were outstanding at the end of December 31, 2004. The maturity dates and latest redemption dates for the two bonds are set forth as follows:

-------------------------------------------------------------------------------------------------------
                                                        Maturity date      Latest redemption dates
-------------------------------------------------------------------------------------------------------
Euro convertible bond issued on January 28, 2002        January 28, 2007   December 29, 2006
-------------------------------------------------------------------------------------------------------
Euro convertible bond issued on February 5, 2004        February 5, 2009   January 29, 2009
-------------------------------------------------------------------------------------------------------

          The Company will include this information in future filings as requested by the Staff.

     o    Accounting for embedded put options:

          The Company's Euro convertible bonds contain put options or premium put options that permit bondholders to choose one of the following:
          (1) to convert the debt to equity of the issuer, or (2) to cash-out at the par value of the bond or at a multiple of the par value of the bond at certain dates prior to maturity. Under U.S. GAAP, the embedded combination feature of a put option and conversion option does not qualify for the scope exception in paragraph 11(a) of SFAS 133. Therefore, the compound embedded derivative instrument should be bifurcated and accounted for separately from the host contract. Based on EITF 00-19, the derivative should be accounted for as a liability and subsequently measured at fair value because the instrument gives bondholders a choice of net-cash settlement or settlement in shares. The fair value of the compound instrument is based on the present value of management's best estimate of future cash flows. Under ROC GAAP, the embedded put options in connection with convertible bonds do not require separate accounting.

          Based on the above, the differences in respect of the Company's two Euro convertible bonds, depending on whether the calculation is done according to ROC GAAP or U.S. GAAP, amounted to approximately NT$11 million in 2002, NT$46 million in 2003, and NT$40 million (or US$1.3 million, using the December 31, 2004 exchange rate of US$1.000 NT$31.74) in 2004. As the amounts were immaterial, no reconciling items were presented to account for these differences.

     o    Accounting for conversion features under EITF 98-5 and EITF 00-27

          In determining whether the Company's two Euro convertible bonds had beneficial conversion features, the Company compared the conversion prices of each with the fair value of the Company's common stock at their respective commitment dates. The Company's analysis concluded that the conversion features were out-of-the-money at the commitment dates and, therefore, did not require separate accounting. The table below summarizes the conversion prices and market quoted prices of the two Euro convertible bonds at their respective commitment dates.

-------------------------------------------------------------------------------------------------------------
                                                        Conversion price      Fair value of the Company's
                                                              (NT$)             common stock per share
                                                                                         (NT$)
-------------------------------------------------------------------------------------------------------------
Euro convertible bonds issued on January 28, 2002             32.9                       28.4
-------------------------------------------------------------------------------------------------------------
Euro convertible bonds issued on February 5, 2004            47.035                      38.8
-------------------------------------------------------------------------------------------------------------

          The conversion prices of the two Euro convertible bonds are subject to adjustments for dilutions, such as bonus issues, right issues, and distributions of cash and stock dividends. EITF 98-5 and EITF 00-27 require any contingent beneficial conversion feature to be measured at the commitment date but not recognized in earnings until the contingency is resolved. Although the Company's two Euro convertible bonds did not have beneficial conversion features at their respective commitment dates, the Company continuously evaluates whether adjustments to its conversion prices trigger the need for separate accounting for the conversion options. The conversion prices of the Company's two Euro convertible bonds were adjusted after the Company issued stock dividends on August 2, 2004. Based on the Company's analysis, the conversion options for each bond remained out-of-the-money and so did not require separate accounting. The table below summarizes the adjusted conversion prices and market quoted prices of the Euro convertible bonds at the ex-dividend date.

-----------------------------------------------------------------------------------------------------------
                                                            Adjusted         Fair value of the Company's
                                                        conversion price       common stock per share
                                                              (NT$)                     (NT$)
-----------------------------------------------------------------------------------------------------------
Euro convertible bonds issued on January 28, 2002             29.91                     19.9
-----------------------------------------------------------------------------------------------------------
Euro convertible bonds issued on February 5, 2004             42.76                     19.9
-----------------------------------------------------------------------------------------------------------

7. We note that you generate revenues from the sale of products and the provision of services. You state on page F-17 that you recognize revenue under ROC GAAP for your packaging arrangements when services are provided based upon transaction terms and when collectibility is reasonably assured. Your current disclosure does not appear to clearly address product sales. Please tell us and revise your future filings to explain how you account for each material type of revenue transaction. Please also tell us if your policies are different under U.S. GAAP. Refer to SAB Topic 13.

     The Company derives revenues only from services, not "products" although in previous filings, the term "product" was occasionally used to describe different types of services offered by the Company. The Company will revise its future filings by deleting any references to sales of products to avoid this confusion. The Company's revenues are derived from the provision of independent testing and assembly services to semiconductor companies for various applications. The Company offers full back-end turnkey services from wafer probe to final test and drop shipments. Its turnkey solution does not involve product manufacturing and thus the Company does not record or report product sales. Accordingly, the Company recognizes service revenues either upon shipment or upon completion of various stages of turnkey services, based upon transaction terms and when collection is reasonable assured, which is essentially the same under U.S. GAAP.

8. Further to the above, we note on page 38 that you record sales allowances for pricing discounts and sales returns. Tell us and revise your future filings to explain the nature of the pricing discounts and the rights of return that you give to your customers and how you account for these under U.S. GAAP. Refer to EITF 01-09 and SFAS 48.

     As the Company does not engage in product sales, it does not account for sales returns to customers which are therefore not in the scope of SFAS 48. The Company offers price discounts to customers in the form of: (1) cash discounts, and (2) volume discounts for orders reaching certain criteria stated in the sales agreement, which are set off against trade amounts. EITF 01-09 and 00-22 require a vendor to recognize the cash rebate or refund obligation as a reduction of revenue based on a systematic and rational allocation of the cost of honoring rebates or refunds earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate or refund. The Company's accounting policy is to accrue discounts based on the terms of sales agreements and management's estimates upon the time it recognizes revenue. Discounts are recognized as a reduction of selling price and applied against customers' trade receivable amounts. The Company believes that its sales discounts allowance provided reasonable estimates of sales incentives or considerations incurred or expected to be given to the Company's customers. In 2005 and 2004, discounts granted to customers in relation to 2004 and 2003 sales that were not accrued in the sales discount allowances were immaterial (the amounts were NT$161 thousand, or approximately US$5,000 using the September 30, 2005 exchange rate of US$1.00 = NT$33.18, and NT$778 thousand, or approximately US$24,500 using the December 31, 2004 exchange rate of US$1.00 = NT$31.74, respectively).


(1) Compensated Balances, page F-50
(ii) Employee Bonuses, page F-51

9. We note that you initially accrue employee bonus expense at the end of the period when services are rendered. For bonuses to be paid in stock, you record such accruals based on the par value of the shares to be issued and you record additional compensation expense in the subsequent period when you obtain shareholder approval for the stock grants. This additional compensation expense is calculated as the difference between the par value and fair market value of the shares granted to your employees. Please clarify to us when you determine the stock award to be granted and why. Specifically, tell us how your accounting policy under U.S. GAAP complies with question 18 (paragraphs 86-87) of FIN 44. Tell us why you believe it is appropriate to record the par value portion of such grants in your financial statements prior to the date of shareholder approval of the grants. Please also refer to Item 6 of Appendix A of the International Reporting and Disclosures Issues in the Division of Corporation Finance dated November 1, 2004, which can be found on our website at www.sec.gov.

     The Company's articles of incorporation state and require the Company to pay a minimum 10% of distributable earnings as employee bonuses each year. This compensation, which is generally paid after its fiscal year-end in cash or stock, or a combination of the two, is subject to shareholders' approval. This form of compensation is granted under the Company's articles of incorporation, which is different from the plan specified in paragraphs 86- 87 of FIN 44, and recorded as a liability in the year when the distributable earnings are available. Accordingly, an accrual is made at the fiscal year-end for the cash amount (par value) of the employee bonus. The Company's accounting treatment for employee bonuses is based on the guidance of the International Reporting and Disclosures Issues in the Division of Corporation Finance dated November 1, 2004, which discussed the accounting treatment of employee stock bonus arrangements with respect to the accruing par value of securities as stock compensation at the year-end for U.S. GAAP purposes, with the difference between par value and the amount ultimately paid (based on the value set at the shareholders meeting) charged to income in the subsequent period. Accordingly, in the absence of unusual facts and circumstances, the Company believes it is appropriate to record the difference between the fair value and par value of the stock issued as of the date of shareholder approval.

                                      *****

     The Company wishes to inform the staff that it has separately provided an acknowledgement letter setting forth the acknowledgements requested in the Staff's Comment Letter.

     If you have any questions or wish to discuss any matters with respect to the responses set forth above, please do not hesitate to contact Chris Lin at 011-852-2514-7650 or Daniel Fertig at 011-852-2514-7660 or send either of us an email at clin@stblaw.com or dfertig@stblaw.com. You may also contact Joseph Chou of PricewaterhouseCoopers at (886)2-2729-6666, Ext. 2952 or send an email at joseph.chou@mail.pwcglobal.com.tw, in respect of any accounting issues.



                                                              Very truly yours,


                                                              /s/ Daniel Fertig
                                                              Daniel Fertig

cc:  Ms. Eva Chen
     Chief Financial Officer
     Ms. Yuling Chung
     Manager
     Siliconware Precision Industries Co., Ltd.

     Joseph Chou
     PricewaterhouseCoopers